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SECUI  MISSION

06002571

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 32108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAC Capital Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) PROCESSED

_____14285 Midway Road, Suite 125_____
                (No. and Street)

MAR 0 9 2006

THOMSON
FINANCIAL

_____Addison_____   _____Texas_____   _____75001_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____**Brad A. Kinder, CPA**_____
                (Name – *if individual, state last, first, middle name*)

_____**400 Parker Square, Suite 250-K**_____ _____**Flower Mound**_____ _____**Texas**_____ _____**75028**_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FEB 2 3 2006

185

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I,_____Melvin Lucky_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**CAC Capital Corporation**_____, as of
_____December 31_____, 20___05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NONE_____

_____

_____
Signature

_____
Title

Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CAC Capital Corporation

We have audited the accompanying statement of financial condition of CAC Capital Corporation as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAC Capital Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
January 24, 2006

1

CAC CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	536
Receivable from clearing broker/dealer		7,695
Clearing deposit		29,727
Other assets		1,503
TOTAL ASSETS	$	39,461

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to clearing broker/dealer	$	23
Commissions payable		5,251
TOTAL LIABILITIES		5,274

Stockholder's Equity

Common stock, 100,000 shares authorized with $1.00 par value, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		118,350
Accumulated deficit		(94,163)
TOTAL STOCKHOLDER'S EQUITY		34,187
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	39,461

CAC CAPITAL CORPORATION
Statement of Income
Year Ended December 31, 2005

Revenue

Securities commissions	$ 92,103
Consulting fees	12,500
Realized gain on securities	1,415
TOTAL REVENUE	106,018

Expenses

Compensation and related costs	68,972
Clearing charges	28,059
Administrative fees paid to Parent	55,150
Errors and bad debts	12,337
Professional fees	4,163
Regulatory fees	16,672
Other expenses	9,474
TOTAL EXPENSES	194,827
NET LOSS	$ (88,809)

See notes to financial statements.   3

CAC CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2004	10,000	$ 10,000	$ 36,500	$ (5,354)	$ 41,146
Additional capital contributed - cash	-	-	27,400	-	27,400
Additional capital contributed - fees and expenses	-	-	54,450	-	54,450
Net loss	-	-	-	(88,809)	(88,809)
Balances at December 31, 2005	10,000	$ 10,000	$118,350	$ (94,163)	$ 34,187

See notes to financial statements.   4

CAC CAPITAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (88,809)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Fair value of securities received for consulting	(12,500)
Raelized gain on securities	(1,415)
Fees and expenses contributed as additional capital	54,450
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	12,200
Decrease in clearing deposit	273
Increase in other assets	(1,101)
Decrease in management fees payable to Parent	(8,700)
Increase in payable to clearing broker/dealer	23
Increase in commissions payable	5,251
Decrease in income taxes payable	(820)
Net cash used in operating activities	(41,148)
Cash flows from investing activities:	
Proceeds from sale of securities	13,915
Cash flows from financing activities:	
Additional capital contributed	27,400
Net decrease in cash	167
Cash and at beginning of year	369
Cash at end of year	$ 536

Supplemental Disclosures of Cash Flow Information:

The Company paid $106 in interest and $820 in income taxes during the year.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

CAC Capital Corporation (the Company) was organized in May 1984 as a Texas corporation. The Company is a wholly owned subsidiary of Crown Group Holdings, LLC, a Delaware limited liability company (Parent).   The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).   The Company's customers consist primarily of individuals located throughout the United States.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Security Transactions</u>

Commission revenue and the related expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer/Commitment

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges as follows: January and February 2005 - $1,000, March to May 2005 - $1,500, and June 2005 and subsequent months - $2,000. The agreement also requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $32,684 and $5,000, respectively. The Company's net capital ratio was .16 to 1.

Note 4 - Income Taxes

The Company has a net operating loss carry forward of approximately $87,000, which expires in 2025. The net operating loss carry forward creates a deferred tax asset of approximately $13,000; however, the entire amount has been offset by valuation allowance.

Note 5 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has an expense agreement with its Parent, effective August 1, 2005; whereby the Parent will provide office space, administrative services, communications and utilities to the Company. The Parent bills the Company for these services monthly. The fees totaled $43,150 under this agreement during the year. The Company incurred fees totaling $12,000 under the prior agreement during the year. The total fees incurred and payable to the Parent during the year under these agreements was $55,150 and is reflected as administrative fees paid to Parent in the accompanying statement of income.

The Parent contributed to the Company as addittional capital $54,450 in fees and expenses and $27,400 in cash during the year.

Note 6 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $37,422 or approximately 95%, of its total assets in commissions receivable and a clearing deposit due from or held by its clearing broker/dealer.

SCHEDULE I

CAC CAPITAL CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2005

Total stockholder's equity qualified for net capital	$ 34,187
Deductions and/or charges	
Non-allowable assets:	
Other assets	1,503
Net Capital	$ 32,684
Aggregate indebtedness	
Payable to clearing broker/dealer	$ 23
Commissions payable	5,251
Total aggregate indebtedness	$ 5,274
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 27,684
Ratio of aggregate indebtedness to net capital	.16 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2005 as filed by CAC CAPITAL CORPORATION
on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
CAC Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of CAC Capital Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BRAD A. KINDER, CPA

Flower Mound, Texas
January 24, 2006